 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hendricks, Donald L. (Last) (First) (Middle) 700 Airport Blvd., Ste. 200 (Street) Burlingame, CA 94010 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Gymboree Corporation GYMB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) March 28, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President, Operations and Technology
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	03/28/2003	M |	62 | A | $5.8750		D
Common Stock	03/28/2003	M |	83 | A | $4.8750		D
Common Stock	03/28/2003	M |	166 | A | $3.7500		D
Common Stock	03/28/2003	M |	2,500 | A | $8.2500		D
Common Stock	03/28/2003	M |	1,667 | A | $5.7500		D
Common Stock	03/28/2003	M |	625 | A | $4.5625		D
Common Stock	03/31/2003	S |	100 | D | $15.1000		D
Common Stock	03/31/2003	S |	4,003 | D | $15.0100		D
Common Stock	03/31/2003	S |	800 | D | $15.1400		D
Common Stock	03/31/2003	S |	200 | D | $15.1200	0	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Hendricks, Donald L. - March 28, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy)	$5.8750	03/28/2003	M |	(D) 62	08/09/1999 (1) | 08/09/2009	Common Stock - 62		105	D
Stock Option (Right to Buy)	$4.8750	03/28/2003	M |	(D) 83	01/12/2000 (1) | 01/12/2010	Common Stock - 83		167	D
Stock Option (Right to Buy)	$3.7500	03/28/2003	M |	(D) 166	02/13/2000 (1) | 02/13/2010	Common Stock - 166		459	D
Stock Option (Right to Buy)	$4.5625	03/28/2003	M |	(D) 625	09/14/2000 (1) | 09/14/2010	Common Stock - 625		3,750	D
Stock Option (Right to Buy)	$8.2500	03/28/2003	M |	(D) 2,500	10/17/2000 (1) | 10/17/2010	Common Stock - 2,500		11,875	D
Stock Option (Right to Buy)	$5.7500	03/28/2003	M |	(D) 1,667	09/25/2001 (1) | 09/25/2011	Common Stock - 1,667		12,501	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Donald L. Hendricks 03/31/2003 ** Signature of Reporting Person Date Donald L. Hendricks Page 2 SEC 1474 (3-99)

Hendricks, Donald L. - March 28, 2003
Form 4 (continued)
FOOTNOTE Descriptions for The Gymboree Corporation GYMB

Form 4 - March 28, 2003

Donald L. Hendricks
700 Airport Blvd., Ste. 200

Burlingame, CA 94010
Explanation of responses:

(1)   Vesting commencement Date (VCD). 1/48th of the shares subject to the option become exercisable at the end of each one-month period from VCD.

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